111 Speen Street, Suite 410
Framingham, MA 01701
P: 508 661 2200
F: 508 661 2201
ameresco.com

November 26, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:	Ameresco, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
File No. 1-34811
Ladies and Gentlemen:
This letter is in response to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were received by Ameresco, Inc. (“we,” the “Company” or “Ameresco”) in telephone conversations on November 1, 2013, November 6, 2013 and November 15, 2013.
The following summarizes the types and balance sheet and cash flow classification of our restricted cash accounts and activity related thereto, as well as the transactions giving rise to the Federal ESPC receivable and related Federal ESPC liability presented on or reflected in our consolidated balance sheet and appearing in our consolidated statements of cash flows.
Types and Balance Sheet Classification of Restricted Cash
Restricted cash presented on our balance sheet is the aggregate of five components.
In accordance with our construction and term loans entered into for constructing and owning certain renewable energy plants, we are required to maintain restricted cash balances for three purposes:

•
for balances that are sufficient to meet upcoming principal and interest payment obligations for periods ranging from three to six months from the applicable balance sheet date ("debt service reserve accounts");

•	for balances attributable to amounts received from customers and awaiting lender authorization for release to us (“other restricted accounts”); and

Securities and Exchange Commission
November 26, 2013

•
for balances to provide for operation and maintenance expenses incurred under the terms of our term loan agreements used to finance certain of our renewable energy projects ("operations and maintenance reserve accounts").

As of June 30, 2013, and December 31, 2012, we had $8.9 million and $6.4 million, respectively, in current restricted cash to meet debt requirements, $1.2 million and $0.6 million, respectively, in current restricted cash related to other restricted accounts, and $5.1 million and $4.5 million, respectively, in current restricted cash to meet operation and maintenance requirements.
Currently one project requires us to post a letter of credit related to a performance guarantee for our minimum work obligations. This letter of credit is cash collateralized in an account held by us and as such is classified as restricted cash. Upon completion of the minimum work obligations, the requirement to post the letter of credit will be satisfied and the cash collateral will be released. As of June 30, 2013 and December 31, 2012, we had $11.1 million and $11.4 million, respectively, of long-term restricted cash used to cash collateralize a performance guarantee.  At June 30, 2013 and December 31, 2012, we had presented this restricted cash as a current asset on the consolidated balance sheet, as we determined that the reclassification to long-term assets would have an immaterial effect on the consolidated balance sheets and working capital ratios associated with those reporting periods.
From time to time investors/lenders funding a project may make upfront deposits for the full amount of project funding over the course of the related contract.  This cash is held in an escrow account owned by us, and can be drawn upon with authorization from the investor/lender as project costs are incurred.  The draw cycle typically covers a range of approximately 12 to 18 months, depending on the size and complexity of the associated project.  Accordingly, the company classifies the remaining balance of undrawn funds as current restricted cash on the balance sheet.
Cash Flow Classification of Restricted Cash Activity
As disclosed in our periodic filings (see, for example, page 54 of our annual report on Form 10-K for the year ended December 31, 2012), we reflect restricted cash as an operating asset on our consolidated balance sheet and withdrawals from existing restricted cash accounts as cash flow from operations on our consolidated statements of cash flows. The creation of new restricted cash accounts is reflected as a decrease to cash flows from financing activities on our consolidated statements of cash flows.
The reductions in restricted cash, through draw requests, are classified as operating activities because the transactions which drove the need for the draw requests were derived from direct effects on net income, and they have the characteristics of the elements prescribed in sections 45-16 and 45-17 of ASC Topic 230. The Company classifies restrictions on cash related to the financing agreements as financing activities because the transactions causing changes in restricted cash resulted from transactions with lenders and they have the characteristics of the elements prescribed in sections 45-14 and 45-15 of ASC Topic 230. The Company will continue to analyze and monitor the nature of all transactions impacting the various restricted cash accounts to ensure appropriate presentation within operating, investing, or financing activities in the statement of cash flows.
As mentioned below, we will present the restricted cash draws separate from the Federal ESPC liability in the statement of cash flows so that readers can more easily reconcile the changes in restricted cash to the changes on the balance sheet.
Schedule I attached hereto presents a roll forward of activity in restricted cash from December 31, 2012 to June 30, 2013.
Federal ESPC receivable
Most of Ameresco’s business with the Federal government is performed under an energy savings performance contract, or ESPC. The terms of the ESPC allow the customer (the Federal government) to defer payments until the project has been constructed and accepted. When the project is accepted, the customer’s payment obligation begins

Securities and Exchange Commission
November 26, 2013

with terms ranging from 15 to 25 years.
Ameresco sells to a third-party purchaser our right to receive the customer payments, in other words a sale of the Federal ESPC receivable. This transaction is executed under a Master Purchase Agreement and an Assignment Schedule with the purchaser. This assignment generally occurs simultaneously with the execution of the ESPC. The purchase price is advanced to Ameresco over the period of implementation based on actual work completed or on a predetermined schedule designed to coincide with the construction of the project. Under the terms of these agreements, we are required to complete the construction or installation of the project in accordance with the ESPC. When accepted by the customer, this transaction constitutes a true sale and absolute transfer of the Federal ESPC receivable, and accordingly, is isolated beyond the reach of Ameresco and its creditors in the event of bankruptcy or other receivership.
Cash receipts from the purchaser by Ameresco are advance payments toward the sale of the Federal ESPC receivable and represent cash receipts from the sale of services provided. The advance payments are classified as cash inflows from operating activities in accordance with ASC 230-10-45-17.
As the project progresses toward completion, the cumulative amount of the Federal ESPC receivable is presented on the balance sheet until acceptance by the customer. Similarly, the cumulative amount of the purchase price that has been advanced to Ameresco remains on our balance sheet as the Federal ESPC liability, until the completed project is accepted by the customer. At that point, the customer becomes the sole obligor to the purchaser. The basis for derecognizing the Federal ESPC receivable is set forth in ASC 860-10-40-4 through 40-5. The basis for derecognizing the Federal ESPC liability is set forth in ASC 405-20-40-1(b).
Ameresco is providing supplementally, the list of active Federal ESPC projects where proceeds have been received in the current year from the sale of receivables, along with copies of the applicable Master Purchase Agreements and Assignment Schedules.
Schedule II attached hereto provides a description of the Federal ESPC transactions and presents a roll forward of activity related to Federal ESPC receivables and liabilities from December 31, 2012 to June 30, 2013.
In order to more clearly present the activity related to Federal ESPC liabilities in the consolidated balance sheet and statement of cash flows, in future filings we will include Federal ESPC liabilities on its own line in the consolidated balance sheet rather than include it in long-term debt, and also present this separately in the statement of cash flows rather than as a component of restricted cash draws.
As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed in the Comment Letter (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 26, 2013

If you have any questions or request additional information, please do not hesitate to contact the undersigned at (508) 661-2212.
Sincerely,
/s/ Andrew B. Spence
Andrew B. Spence
Vice President and Chief Financial Officer

Securities and Exchange Commission
November 26, 2013

Schedule I

	Restricted Cash Balance as of December 31, 2012	Restrictions under Financing Agreements and Currency Translation	Reductions to Restricted Cash	Restricted Cash Balance as of June 30, 2013
Debt Service Reserve Accounts	$6,378,871	$4,315,812	$(1,783,608)	$8,911,075
Operations and Maintenance Reserve Accounts	4,459,185	638,783	—	5,097,968
Other Restricted Cash Accounts	560,702	593,969	—	1,154,671
Restricted Cash on Letters of Credit (LOC)	11,426,402	—	—	11,426,402
Currency Translation on LOC	—	(350,287)	—	(350,287)
Restricted Cash in Escrow on Construction	3,533,748	—	(3,533,748)	—
	$26,358,908	$5,198,277	$(5,317,356)	$26,239,829
		Presented as "Restricted Cash" within financing activities in the Consolidated Statements of Cash Flows	Presented as "Restricted Cash Draws" witihin operating activities in the Consolidated Statements of Cash Flows

Securities and Exchange Commission
November 26, 2013

Schedule II

Life cycle of a Federal ESPC Contract
Step 1. An ESPC contract is entered into between the Federal government and Ameresco. Simultaneously, Ameresco sells to a third party purchaser our right to receive the customer payments. This transaction is executed under a Master Purchase Agreement and an Assignment Schedule.

Step 2. Ameresco performs work in accordance with the ESPC contract entered into in Step 1. Costs are incurred on a monthly basis as the project progresses through the construction phase.

Step 3. The work performed generates revenue in accordance with the percent-complete method of accounting for revenue recognition under contracts. Revenue is calculated on a monthly basis. The offsetting entry to the revenue recorded is an unbilled receivable called "Federal ESPC Receivable" on the consolidated balance sheet.

Step 4. Cash receipts from the purchaser by Ameresco are advance payments toward the sale of the Federal ESPC receivable and represent cash receipts from the sale of services provided. Cash receipts are advanced to Ameresco over the period of implementation based on actual work completed or on a predetermined schedule designed to coincide with the construction of the project. Cash received is recorded as an increase to a long term liability with the offsetting entry going to unrestricted cash.

Step 5. At or near substantial completion, the Federal government accepts the project. When accepted, we record as a non-cash transaction both the assignment of Ameresco's right to collect on the unbilled receivable from the Federal government to the purchaser, as well as the assignment of the obligation of the liability owed to the purchaser from Ameresco to the Federal government.

		Balance Sheet Impacts		Cash Flow Impacts
		Long Term Assets	Long Term Liabilities	Operating Cash Flow		Supplemental Disclosure of Cash Flow Information
Description		Federal ESPC Receivable	Federal ESPC Liability	Federal ESPC Receivable	Restricted Cash Draws	Noncash Federal ESPC Acceptances
Refer to Steps 1 through 4 above. The balances at December 31, 2012 for both the receivable and the liability represent cumulative progress on uncompleted Federal ESPC contracts and the total amount of reimbursements received by Ameresco on uncompleted Federal ESPC contracts.	Balance at December 31, 2012	$91,854,808	$92,843,163	$—	$—	$—
Refer to Steps 2 through 4 above.	FY 2013 Construction	$13,784,645	$13,366,042	$(13,784,645)	$13,366,042	$—
Refer to Step 5 above.	FY 2013 Acceptances	$(44,739,309)	$(44,739,309)	$—	$—	$44,739,309
Refer to Steps 1 through 4 above. The balances at June 30, 2013 for both the receivable and the liability represent cumulative progress on uncompleted Federal ESPC contracts and the total amount of reimbursements received by Ameresco on uncompleted Federal ESPC contracts.	Balance at June 30, 2013	$60,900,144	$61,469,896